Mail Stop 0309	December 23, 2004

Mr. Federico G. Cabo
Chief Executive Officer
Xact Aid, Inc.
5655 Lindero Canyon Road, Suite 106
Westlake Village, California 91362

Re:	Xact Aid, Inc.
Registration Statement on Form SB-2, filed November 26, 2004
      File No. 333-120807

Dear Mr. Cabo:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General
1. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists.
If
our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.
2. We note that throughout your prospectus you refer to your product as both singular and plural. Please review your entire prospectus and revise to clarify if the company currently has one "product" or multiple "products."
3. Please tell us how and when you intend to inform the shareholders of QT 5 about the effects of the proposed spin off on QT 5`s management, operations and financial condition. We may have additional comments.

Calculation of Registration Fee
4. In footnote (1) to the registration fee table you state that you
calculated 200% of the number of shares of your common stock issuable
upon conversion of the convertible notes.  On pages 17 and 18 of the
prospectus, however, you state that you are required to register
200%
of the common stock issuable upon conversion of both the notes and the warrants. Please revise your disclosure to clarify and to be consistent.

Prospectus Cover Page
5. Please limit the cover page to the information that is required by
Item 501 of Regulation S-B and other information that is key to an investment decision. Your cover page contains superfluous information such as the treatment of fractional shares and the record date for the distribution by QT 5. Please limit the cover page to information that is required and that is key to an investment decision.
6. Please provide the disclosure and legend required by paragraph
(10) of Item 501 of Regulation S-B.

Summary, pages 3-4
7. Please explain in clear, plain English the technical term "plan-o-grams" you use in the forepart of your prospectus where the term is first used. See Rule 421(d)(2)(ii) of Regulation C.
8. Please explain what you mean by the statement, "We also believe there is a strong secondary market opportunity for bundling and private label product configuration for corporate promotion and fundraising."
9. Please delete the references to certain big box retailers since you are only attempting to market to these outlets and according to your financial statements, have no revenues.
10. Please expand the discussion to briefly describe the general development of the business, when it was acquired, and the consideration paid.
11. Under the subheading "Number of Shares Being Offering" you discuss only the shares of common stock being offered for resale underlying your convertible notes and warrants. Because this prospectus also covers the shares being distributed to the stockholders of QT 5, please revise this subheading to clarify. For example, you could revise the subheading to state, "Additional Shares
Being Offered."
12. In addition, it appears that the 3,363,362 figure you refer to on page 4 should be 3,636,362.

Summary Financial Data, page 5
13. Please revise to state your date of inception.

Risk Factors, pages 6-12

"Because we have not earned any revenues . . . ." Pages 6-7
14. Please clarify whether your statement about the "above-described financing" applies to only the $400,000 raised in November 2004 or also applies to the additional $600,000 committed.
15. In your next amendment, please revise your disclosure to indicate if you received the $300,000 financing commitment that was to be received upon filing of this registration statement.
16. Please revise your disclosure to quantify the immediate funds that you require.
17. Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.
18. Please revise to discuss the consequences of your going concern qualification in terms of your ability to raise capital.

"We are dependent for our success on a few employees . . . ." Page
7
19. We note your disclosure on page 31 that you currently have only 1 employee and four consultants. Please revise the reference to key employees in this subheading so that it is consistent with the fact that you have only one employee. If you view some of your consultants as key personnel, please state so and name such consultants and describe their roles with your company.
20. To the extent that you have experienced problems attracting and retaining any key employee or consultant in the recent past, please revise to describe these problems. Additionally, if any key employee or consultant has plans to retire or leave your company or terminate its agreement with the company in the near future, please revise the discussion to disclose this information.
21. Please state whether you maintain employment contracts with any key employee or consultant in this risk factor and disclose the term and termination provisions of the same if applicable.
22. Please disclose whether you have a key life insurance policy on your CEO.

"We cannot guarantee you that a market will develop for our
current
wound-specific first aid products . . . ." Page 7
23. Please briefly describe your plan to develop a market for your product and expand your discussion of the difficulties you may encounter in implementing such plan.
24. Please revise to briefly name some of the key stand-alone products you expect your product will compete with and name your key competitors. Consider discussing this risk in a separate risk factor.

"We may not be able to adequately protect our trademarks or other intellectual property . . . ." Pages 8-9
25. Please revise to describe the trademarks and other intellectual property in which you currently have a proprietary interest.
26. We note on pages 29 and 31 you refer to your trademark application for "Xact Aid." On page 29, however, you also state that the assets you acquired include "all designs and copyrights in connection with the Trademarks," but you do not define "Trademarks."
In this risk factor you also refer to "Trademarks" in the plural. Please revise your disclosure in this risk factor and throughout your prospectus to clarify what and how many trademarks you currently have a proprietary interest in.

"Even if publicly-traded in the future, our common stock may be subject to "penny stock" restrictions." Page 9
27. Please briefly describe why the penny stock requirements may adversely affect the market liquidity of your stock. For example, some broker-dealers refuse to sell penny stock because it is more difficult to sell.
28. Please expand to discuss the specific legal remedies available to investors of penny stocks.

"There are a significant number of shares underlying our
convertible
notes, and warrants . . . ." Page 10
29. Please revise to disclose the percentage of dilution that would occur if your notes and warrants were exercised for the number of shares indicated.

"The continuously adjustable conversion price feature of our convertible debentures could require us to issue . . . ." Page 10
30. Please revise this risk factor subheading to also refer to your warrants, as they too appear to have a continuously adjustable conversion price feature.
31. Please revise your example of the shares issuable upon conversion of the debentures to include how decreases in market price would affect the shares issuable under the warrants as well.

"The continuously adjustable conversion price feature of our convertible debentures may encourage investors to make short sales
..
.. . ." Page 11
32. Please revise this risk factor subheading and risk factor to also refer to your warrants, as they too appear to have a continuously adjustable conversion price feature.

Forward Looking Statements, page 13
33. Section 27A of the Securities Act only applies to a forward-looking statement made by an issuer that at the time the statement is made is subject to the reporting requirements of section 13(a) or section 15(d) of the Exchange Act. Since your reporting obligation will not arise until this registration statement becomes effective, please revise your disclosure regarding the applicability of the safe harbor and include a statement that the Private Securities Litigation
Reform Act of 1995 and Section 27A of the Securities Act do not protect any statements you make in connection with this offering.

Background and Reasons for the Spin-Off, page 15
34. Please revise to briefly describe the two lines of business you refer to in this section.
35. We note QT 5 and Xact share offices and personnel. Since these are currently separate corporate entities, please explain in greater detail how the spin-off will enhance the respective company`s ability
"to focus its efforts on making a profit in its own operations."

Use of Proceeds, page 16
36. Please disclose here that the exercise price per share for the warrants is equal to the closing price of the common stock on the date on which the common stock is first traded on the OTCBB discounted by 45.0%. In addition, please also describe how you arrived at the estimate of approximately $1,650,000 as the proceeds you may receive from the exercise of the warrants.
37. It appears that you have a second use of proceeds section on page
24 that does not provide any additional disclosure. Please delete the section on page 24 in order to avoid confusion.

Selling Shareholders, pages 19-21
38. Please revise footnotes 4, 5, 6 and 7 to state the closing price per share you assumed to calculate the number of shares listed in the table.

Plan of Distribution, pages 22-24
39. Please revise here and elsewhere in your prospectus where applicable to state that the $1,650,000 you may receive from the exercise of the warrants is an estimate and explain the assumptions you made in calculating that estimate.

Directors, Executive Officers, Promoters and Control Persons, pages
25-26
40. Please revise your disclosure so that you have described the business experience during the past five years of your officer Mr. Cabo as required by Item 401(a)(4) of Regulation S-B. For example, describe Mr. Cabo`s business experience from May 2001 to the time he joined Xact Aid.
41. Please confirm to us supplementally that Mr. Cabo formed Cabo Distributing Co., a beer and wine distribution company, at the age of
15.
42. We note your disclosure that Mr. DeLuca is presently employed as secretary and legal consultant to QT 5, Inc. and presently serves as a consultant to Automotive Racing Products. If Mr. DeLuca is a key employee or consultant, please consider adding a risk factor that addresses that he is currently serving these roles and may have limited time to devote to development of the company.

Security Ownership of Certain Beneficial Owners and Management,
page
27
43. Please name all persons or entities that beneficially own more that 5% of your common stock, including shares issuable upon conversion of your notes and warrants. In that regard, we note that since Mr. Corey Ribotsky has voting and investment control over multiple selling shareholders, he may be a greater than 5% beneficial owner of your common stock. Please provide us your analysis.

Corporate History, page 29
44. Please revise to disclose the amount of start-up and operating capital QT 5, Inc. advanced to you on April 30, 2004 and the number of shares of common stock you issued in exchange.
45. Please revise to disclose from whom you acquired the Xact Aid line of first aid products, as well as the consideration and structure of the transaction. Please describe any purchase agreement entered into for the acquisition and file any written agreement as an exhibit to this registration statement.

Our Business, pages 29-30
46. Please note that Item 101(c)(3) of Regulation S-B encourages you to provide your Internet address if available.
47. Please clarify what you mean by your products are "now being marketed" to a broad range of retailers. We note you have no product revenue. Please expand your disclosure to describe your current phase of marketing and where you stand with the retailers you mention.
48. Please revise to expand your disclosure regarding your "various stages of market development." What are these stages? Where do you currently stand?

Product Lines / Marketing and Sales, page 30
49. Please revise your disclosure to explain if you expect certain of these markets to be your primary markets.
50. Please explain which markets you are concentrating your efforts on. If there are markets you are not currently focusing on, please disclose that and indicate that is the case.

Manufacturing and Products, page 30
51. Please name the third party who manufacturers your products.
Please describe any agreements or understandings you have with this third party and file any written agreements as exhibits to the registration statement.

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, pages 31-36
52. Please provide the plan of operation disclosure required by Item
303(a) of Regulation S-B.  We may have further comments.

General Overview, page 31
53. We note that you refer to your audited balance sheets as of June
30, 2004 and September 30, 2004, however the September financial statements included in the filing do appear to be audited. Please remove any reference in your document that discloses that the three month period ended September 30, 2004 is audited or have your independent auditors revise their report and consent to include these financial statements.
54. Prominently disclose in Management`s Discussion and Analysis and in the notes to the financial statements management`s plans to overcome the financial difficulties. Please discuss the ability or inability to generate sufficient cash to support your operations during the twelve-month period following the date of the financial statements. Refer to Section 607.02 of the Financial Reporting Codification.

Critical Accounting Policies
Revenue Recognition, page 33
55. Based on your accounting policy it appears that shipping the product is the only criteria for revenue recognition. Please expand your disclosure to address the other revenue recognition criteria listed in SAB Topic 13.A.1 that must be met. Please revise your significant accounting policies in Note 2, accordingly.

Liquidity and Capital Resources, page 35
56. Please revise to quantify your short and long-term capital requirements.

Financial Statements as of June 30, 2004
57. It appears that you should revise your financial statements to present the transaction dated November 15, 2004 between Xact Aid, Inc. and QT 5, Inc. retroactive to the date of your inception, April
19, 2004. We note that Xact Aid was formed for the purpose of receiving an assignment of the assets acquired by QT 5 in the Xact Aid transaction and operating the business of marketing and selling the Xact Aid Products. Please refer to the procedural guidance for transactions between entities under common control in paragraphs D14
- D18 of Appendix D in SFAS 141. Please revise your financial statements or advise us.

Balance Sheet, page F-2
58. Please revise your caption titled Retained Earnings (deficit) and label it "deficit accumulated during the development stage".
Please
refer to paragraph 11(a) of SFAS 7.

Statement of Operations, page F-3
59. If material, please disclose total research and development costs charged to expense for each period presented as required by paragraph
13 of SFAS 2.
60. We note on page F-22 that no compensation has been paid or accrued for officers and directors in 2004. Please revise your financial statements to recognize the fair value of uncompensated, contributed services provided by these officers and directors or advise us. See Staff Accounting Bulletin Topic 1:B.1.for guidance.

Statement of Cash Flows, page F-5
61. Please revise your disclosures to describe the nature of items included in cash provided by (used in) investing activities.

Note 4. Capitalized Leases Payable, page F-9
62. Please provide the disclosures required by paragraph 16(a) of
SFAS 13.   Please confirm and disclose that these leases were
capitalized in accordance with SFAS 13.

Note 12. Subsequent Events, page F-11
63. Please disclose all material subsequent events and
contingencies
in accordance with Item 310(b) of Regulation S-B.    It appears
that
other material events occurred, outside of what is currently disclosed, for example, the 10% Callable Convertible Notes and related warrants.
64. Please disclose the amount of the beneficial conversion feature of the 10% Callable Convertible Notes and the fair value of the related warrants issued in November 2004. Discuss the impact the issuance of these notes and warrants will have on future results of operations. Tell us how the amounts of the beneficial conversion feature of the notes and fair value of the warrants were computed.

Financial Statements as of September 30, 2004
65. Based on the preceding comments, please revise your interim financial statements disclosures as appropriate.

Notes to Interim Financial Statements, page F-16
66. Please include a statement disclosing that the interim financial statements reflect all adjustments, which are, in the opinion of management, necessary to a fair statement of the results for the interim periods presented. Please refer to Rule 310(b) of Regulation
S-B.

Executive Compensation Remuneration of Directors and Officers, pages
F-22 to F-23
67. Please provide all the information required by Item 402 of Regulation S-B.
68. We note that you have indicated Mr. Cabo received no compensation in 2004 in the summary compensation table, but his employment agreement provides for an annual salary of $60,000. Please clarify.
69. It appears that your financial statements end on page F-21, but you continue to number the rest of the prospectus as F pages. Please renumber as appropriate.

Item 26.  Recent Sales of Unregistered Securities.
70. Please provide the information required by Item 701(c) of Regulation S-B.


*	*	*	*	*


      As appropriate, please amend your filings in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR under the form type label CORRESP. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Todd Sherman at (202) 824-5358 or Don Abbott at
(202) 942-2819 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Barros at (202) 824-5304 or John Krug at (202) 942-2979 with any other questions.

								Sincerely,



								Jeffrey P. Riedler
								Assistant Director

cc:	Darrin M. Ocasio, Esq.
	Sichenzia Ross Friedman Ference LLP
	1065 Avenue Of The Americas, 21st Fl.
      New York, New York 10018

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Mr. Federico G. Cabo
December 23, 2004
Page 1